November 20, 2007

VIA EDGAR

Linda VanDoorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DCT Industrial Trust Inc.
Correspondence responding to SEC Staff comments
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 001-33201

Dear Ms. VanDoorn:

We are writing in response to your letter dated November 5, 2007, setting forth one additional comment from the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2006 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007 of DCT Industrial Trust Inc. (“the Company”, or “DCT”). We have considered the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, we have keyed our response to the heading and numbered comment used in the Staff’s comment letter, which we have reproduced in bold print.

Form 10-K

Item 15.	Exhibits, Financial Statement Schedules, page 67

Note 13 – Internalization, page F-38

4.	We have read and considered your response to comment four. Please further clarify how EITF 04-1 was applied in determining the settlement amount for the cancellation of the Advisory Agreement in the acquisition of your Former Advisor. As previously requested please tell us the related amounts and how the following amounts were determined: (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items and (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable. Your response indicates that the $80 million charge was considered to be the settlement amount, but it does not state that it was a stated settlement amount in the contract.

As requested, the following discussion explains the Company’s application of EITF 04-1 related to the acquisition of Dividend Capital Advisors, LLC (our “Former Advisor”) and cancellation of the Advisory Agreement. Our analysis concluded that the Advisory Agreement was unfavorable by at least $80 million to the Company (acquirer), and that the settlement provisions in the Advisory Agreement required an $80 million termination settlement.

Additional Background

The acquisition of the Former Advisor was consummated through the issuance of 15,111,111 operating partnership units (“OP Units”) which included the modification of Special Units (units of OP Units, as described in the Advisory Agreement) held by the Former Advisor’s parent company into 7,111,111 OP Units valued at $11.25 per unit. A substantial portion of the purchase price was viewed as a contract termination expense with the remainder allocated to miscellaneous tangible and intangible assets. The accounting treatment is consistent with the fact that our Former Advisor has no revenue stream post acquisition, since the Company was their only customer. The Advisory Agreement between our Former Advisor and the Company provided that the Company had the right to terminate the Advisory Agreement upon 60 days written notice to the Former Advisor by a majority vote of our “Independent Directors”. Upon termination, we were required to redeem the Special Units as further described below.

Determination of Unfavorable Contract Amount

We considered pricing for current market transactions and concluded that due to our Former Advisor’s unique expertise, knowledge of the Company’s business and unique contract terms, there were no comparable market transactions. Since our inception, our day-to-day operations had been managed by the Former Advisor, under the supervision of our Board of Directors, pursuant to the Advisory Agreement. The Company had no employees of its own. All management and administrative personnel responsible for conducting the Company’s business were employed by our Former Advisor. Our Former Advisor had proven expertise and substantial experience, including longstanding relationships with our significant third party customers and third party management companies, and with the employees of our Former Advisor that was unique as it pertained to our business.

In addition to earning acquisition and asset management fees, our Former Advisor was issued Special Units in the Company’s operating partnership. The objective of the Special Units was to provide an incentive to our Former Advisor to grow our business and to compensate our Former Advisor for the risk associated with establishing a management platform for a new, unestablished company. The Company was required, under the Advisory Agreement, to redeem our Former Advisor’s Special Units upon termination of the Advisory Agreement. We believe the redemption of the Special Units, valued at $80 million, was the largest component of the unfavorable contract amount of the Advisory Agreement.

The remaining unfavorable contract components included, but were not limited to, the value of our Former Advisor’s proven expertise and knowledge of the Company’s business, its long-standing relationships with our significant third party customers and management companies, and the employees of our Former Advisor that understood our business. In addition, the replacement of these skills would have caused significant disruption to our operations.

Due to the lack of current market transactions for the same or similar Advisory Agreements, our belief that the contract was unfavorable by a minimum of $80 million as discussed above, and because the impact on the financial statements was neutral because both the unfavorable contract and the REIT advisory rights were expensed in our income statement (i.e., any difference in the amount allocated to the preexisting relationship would be allocated to the business combination element of the transaction), we did not estimate the total value of the unfavorable advisory contract. However, because the agreement required the redemption of the Special Units upon termination for $80 million and the unfavorable factors discussed above we believe the contract was unfavorable by a minimum of $80 million.

Determination of the Stated Settlement Terms

The Advisory Agreement provided that upon termination, the Special Units must be redeemed by the Company. DCT’s Board of Directors formed a special committee comprised of independent directors to negotiate and review the settlement as part of the overall acquisition of our Former Advisor. The special committee engaged it own financial advisors to value the Special Units.

To value the Special Units, the committee along with their financial advisors reviewed the rights of the holders of Special Units. The Advisory Agreement did not state a settlement amount, but called for a valuation based on amounts distributable to the holders of the Special Units. Amounts distributable to the holders of the Special Units depended on the amount of net sales proceeds received from property dispositions or upon other events in the future. In general, after holders of OP Units in the aggregate received cumulative distributions equal to their capital contributions plus a 7% cumulative non-compounded annual pre-tax return on their net contributions, the holders of the Special Units and the holders of regular OP Units would receive 15% and 85%, respectively, of the net sales proceeds received by our operating partnership upon the disposition of our operating partnership’s assets.

The price of the Special Units was based upon a range of outcomes from various financial modeling techniques including but not limited to discounted cash flows and net asset value. Ultimately the Special Units were modified and 7,111,111 OP Units were issued. An investment bank provided a fairness opinion that the Company exchanging a total of 15,111,111 (which included the 7,111,111 units) of operating partnership units with a stated aggregate value of $170 million or $11.25 per unit was fair to the Company from a financial point of view at the time of the Internalization.

We concluded that the stated settlement amount of the Advisory Agreement was $80 million (7,111,111 units * $11.25 per unit).

Summary

Accordingly we determined that the loss on contract termination was $80 million which was the lesser of (a) the amount by which the contract was unfavorable from the perspective of the Company (acquirer) when compared to pricing for current market transactions for the same or similar items was greater than $80 million, and (b) the $80 million which was the stated settlement provision in the contract available to the counterparty to which the contract is unfavorable. As a result, we included $80 million in “Loss on contract termination and related Internalization expenses” upon the contract cancellation.

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Please contact the undersigned at (303) 953-3851 if you have any questions or require additional information.

Sincerely,

/s/ Stuart B. Brown
Stuart B. Brown
Chief Financial Officer

November 20, 2007